Exhibit (a)(17)

NEWS RELEASE

FOR IMMEDIATE RELEASE

MAXWELL SHOE COMPANY ADVISES STOCKHOLDERS TO TAKE NO ACTION AT THIS

TIME IN RESPONSE TO JONES APPAREL GROUP’S REVISED TENDER OFFER

HYDE PARK, Mass. – May 26, 2004 – Maxwell Shoe Company Inc. (NASDAQ: MAXS) advised its stockholders to take no action at this time in response to Jones Apparel Group, Inc.’s (NYSE: JNY) announcement that it has revised the terms of its unsolicited tender offer for all the outstanding shares of Maxwell Shoe Company. Consistent with its fiduciary duties, and in consultation with its independent financial and legal advisors, Maxwell Shoe Company’s Board of Directors will review Jones’s revised $22.50 per share cash tender offer in order to determine the appropriate course of action that will serve the best interests of the Company’s stockholders.

The Company’s Board of Directors will make its recommendation to stockholders on whether to accept or reject Jones’s revised offer once the Maxwell Shoe Company Board has met and reviewed the revised offer.

The Maxwell Shoe Company Board urges stockholders NOT to tender their shares nor sign any consent solicitations that they may receive from Jones until the Board has made its recommendation.

Lehman Brothers Inc. is serving as financial advisor to Maxwell Shoe Company and Gibson, Dunn & Crutcher LLP is serving as legal counsel.

Important Additional Information

Maxwell Shoe Company Inc. (“Maxwell Shoe Company”) filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the Securities and Exchange Commission (“SEC”) on March 29, 2004, regarding Jones Apparel Group Inc.’s and MSC Acquisition Corp.’s (together, “Jones”) unsolicited tender offer for all the outstanding shares of Class A Common Stock of Maxwell Shoe Company (the “Offer”). Maxwell Shoe Company stockholders should read the Schedule 14D-9 (including any amendments or supplements thereto) because these documents contain important information relating to the Offer and the related consent solicitation.

On April 21, 2004, Jones filed a definitive consent solicitation statement with the SEC relating to Jones’s proposed solicitation of consents of Maxwell Shoe Company stockholders to, among other things, remove all of Maxwell Shoe Company’s current directors and replace them with Jones’s nominees. In response, on April 23, 2004, Maxwell Shoe Company filed a definitive consent revocation statement on Form DEFC14A (the “Definitive Consent Revocation Statement”) with the SEC to counter Jones’s consent solicitation. Maxwell Shoe Company stockholders should read the Definitive Consent Revocation Statement (including any amendments or supplements thereto) because it contains additional information important to the stockholders’ interests in the Offer and the related consent solicitation.

The Schedule 14D-9, the Definitive Consent Revocation Statement and other public filings made by Maxwell Shoe Company with the SEC are available free of charge at the SEC’s website at www.sec.gov. Maxwell Shoe Company also will provide a copy of these materials free of charge at its website at www.maxwellshoe.com.

About Maxwell Shoe Company

Maxwell Shoe Company Inc. designs, develops and markets casual and dress footwear for women and children. The Company’s brands include AK ANNE KLEIN®, DOCKERS® FOOTWEAR FOR WOMEN, J.G. HOOK, JOAN AND DAVID, CIRCA JOAN & DAVID, MOOTSIES TOOTSIES AND SAM & LIBBY.

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Company Contact:	Richard J. Bakos Chief Financial Officer Maxwell Shoe Company (617) 333-4007

Investors:	Lex Flesher MacKenzie Partners, Inc. (212) 929-5397

Allison Malkin Integrated Corporate Relations (203) 222-9013

Media:	Dan Katcher / Barrett Godsey Joele Frank, Wilkinson Brimmer Katcher (212) 355-4449